EXHIBIT 99.2

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016
(UNAUDITED)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2016	2015	2016	2015
Revenue	$466.5	$455.0	$896.8	$913.0
Cost of sales excluding depletion, depreciation and amortization	(283.5)	(274.5)	(516.3)	(556.8)
Gross margin excluding depletion, depreciation and amortization	$183.0	$180.5	$380.5	$356.2
Depletion, depreciation and amortization	(119.3)	(124.3)	(226.8)	(262.2)
Mine operating earnings	$63.7	$56.2	$153.7	$94.0

Expenses
General and administrative	(23.6)	(29.8)	(45.4)	(56.9)
Exploration and evaluation	(5.3)	(4.0)	(8.4)	(9.4)
Other expenses (Note 4)	(6.2)	(10.0)	(9.9)	(37.8)
Operating earnings/(loss)	$28.6	$12.4	$90.0	$(10.1)
Finance income (Note 5)	5.8	6.7	6.1	7.6
Finance expense (Note 5)	(34.4)	(51.2)	(82.2)	(63.3)
Net finance expense	$(28.6)	$(44.5)	$(76.1)	$(55.7)

(Loss)/earnings before taxes	$—	$(32.1)	$13.9	$(65.8)
Current income tax (expense)/recovery (Note 6)	(22.0)	3.1	(21.7)	(30.4)
Deferred income tax recovery/(expense) (Note 6)	54.9	22.0	79.2	(46.1)
Income tax recovery/(expense) of continuing operations	$32.9	$25.1	$57.5	$(76.5)
Net earnings/(loss) from continuing operations	32.9	(7.0)	71.4	(142.3)
Net earnings/(loss) from discontinued operations (Note 3(b))	1.9	(0.8)	(0.1)	(17.4)
Net earnings/(loss) attributable to Yamana Gold Inc. equityholders	$34.8	$(7.8)	$71.3	$(159.7)

Net loss per share attributable to Yamana Gold Inc. equityholders (Note 7)
Net earnings/(loss) per share from continuing operations - basic and diluted	$0.03	$(0.01)	$0.08	$(0.15)
Net earnings/(loss) per share from discontinued operations - basic and diluted	$—	$—	$—	$(0.02)
Net earnings/(loss) per share - basic and diluted	$0.04	$(0.01)	$0.08	$(0.17)

Weighted average number of shares outstanding (in thousands) (Note 7)
Basic	947,346	938,900	947,265	926,377
Diluted	948,096	938,900	947,756	926,377
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the three months ended June 30,		For the six months ended June 30,
(In millions of United States Dollars, unaudited)	2016	2015	2016	2015
Net earnings/(loss) attributable to Yamana Gold Inc. equityholders	$34.8	$(7.8)	$71.3	$(159.7)

Other comprehensive income, net of taxes (Note 8)
Items that may be reclassified subsequently to profit or loss:
- Net gain in fair value of available-for-sale securities	2.9	(0.1)	4.8	0.2
- Net change in fair value of hedging instruments	—	8.7	—	10.6
Total other comprehensive income	$2.9	$8.6	$4.8	$10.8
Total comprehensive income/(loss) attributable to Yamana Gold Inc. equityholders	$37.7	$0.8	$76.1	$(148.9)
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended June 30,		For the six months ended June 30,
(In millions of United States Dollars, unaudited)	2016	2015	2016	2015
Operating activities
Loss/earnings before taxes	$—	$(32.1)	$13.9	$(65.8)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	119.3	124.3	226.8	262.2
Share-based payments (Note 16)	11.6	—	17.7	5.1
Finance income (Note 5)	(5.8)	(6.7)	(6.1)	(7.6)
Finance expense (Note 5)	34.4	51.2	82.2	63.3
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	2.2	7.3	(8.8)	(0.7)
Mark-to-market on investments and other assets	(14.8)	8.9	(22.2)	9.7
Amortization of deferred revenue on metal purchase agreements (Note 13)	(1.3)	—	(2.2)	—
Other non-cash expenses	12.7	7.0	14.9	35.0
Advanced payments on metal purchase agreement (Note 13)	56.0	—	64.0	—
Decommissioning, restoration and similar liabilities paid	(1.4)	(1.0)	(2.3)	(2.2)
Income taxes paid	(10.9)	(9.6)	(47.4)	(53.7)
Cash flows from operating activities before net change in working capital	$202.0	$149.3	$330.5	$245.3
Net change in working capital (Note 9(b))	—	(25.9)	(5.5)	(107.5)
Cash flows from operating activities of continuing operations	$202.0	$123.4	$325.0	$137.8
Cash flows used in operating activities of discontinued operations (Note 3(b))	$(0.1)	$(1.6)	$(0.1)	$(0.5)
Investing activities
Acquisition of property, plant and equipment (Note 12)	$(121.6)	$(101.7)	$(208.5)	$(177.5)
Payments on settlement of derivative contracts	—	—	(7.6)	—
Acquisition of Mineração Riacho dos Machados Ltda (Note 3)	(2.8)	—	(50.2)	—
Other investing activities	(0.6)	0.3	(2.5)	2.8
Cash flows used in investing activities of continuing operations	$(125.0)	$(101.4)	$(268.8)	$(174.7)
Cash flows used in investing activities of discontinued operations (Note 3(b))	$—	$—	$—	$(0.1)
Financing activities
Dividends paid (Note 15(b))	$(4.7)	$(14.1)	$(18.5)	$(27.2)
Interest and other finance expenses paid	(31.8)	(36.5)	(48.8)	(54.9)
Proceeds on common share offering	—	—	—	228.1
Repayment of long-term debt (Note 14)	(122.4)	(123.2)	(189.5)	(379.8)
Proceeds from long-term debt (Note 14)	50.2	150.0	170.2	200.6
Cash flows used in financing activities of continuing operations	$(108.7)	$(23.8)	$(86.6)	$(33.2)
Effect of foreign exchange of non-United States Dollar denominated cash and cash equivalents	0.5	(0.2)	3.9	(1.8)
Decrease in cash and cash equivalents of continuing operations	$(31.2)	$(2.0)	$(26.5)	$(71.9)
Decrease in cash and cash equivalents of discontinued operations	$(0.1)	$(1.6)	$(0.1)	$(0.6)
Cash and cash equivalents of continuing operations, beginning of period	$124.6	$121.1	$119.9	$191.0
Cash and cash equivalents of discontinued operations, beginning of period	$0.1	$1.6	$0.1	$0.6
Cash and cash equivalents, end of period of continuing operations	$93.4	$119.1	$93.4	$119.1
Cash and cash equivalents, end of period of discontinued operations (Note 3(b))	$—	$—	$—	$—
Note 9: Supplementary Cash Flow Information.
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of United States Dollars, unaudited)	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$93.4	$119.9
Trade and other receivables	25.3	45.9
Inventories (Note 11)	252.0	270.0
Other financial assets (Note 13(a))	101.9	102.3
Other assets	97.9	93.1
Assets held for sale	—	17.8
	$570.5	$649.0
Non-current assets:
Property, plant and equipment (Note 12)	8,280.4	8,208.7
Other financial assets (Note 13(a))	62.5	27.3
Deferred tax assets	73.9	88.6
Goodwill and intangibles	486.9	489.5
Other assets	58.7	55.0
Total assets	$9,532.9	$9,518.1

Liabilities
Current liabilities:
Trade and other payables	$302.5	$316.1
Income taxes payable	6.8	27.1
Other financial liabilities	163.2	166.1
Other provisions and liabilities (Note 13(b))	25.5	18.1
Liabilities held for sale	—	14.7
	$498.0	$542.1
Non-current liabilities:
Long-term debt (Note 14)	1,662.4	1,676.7
Decommissioning, restoration and similar liabilities	217.4	187.6
Deferred tax liabilities	1,745.8	1,837.8
Other financial liabilities	72.6	60.6
Other provisions and liabilities (Note 13(b))	400.6	348.7
Total liabilities	$4,596.8	$4,653.5

Equity
Share capital (Note 15)
Issued and outstanding 947,550,841 common shares (December 31, 2015 - 947,038,778 shares)	7,628.9	7,625.4
Reserves	21.6	18.6
Deficit	(2,741.2)	(2,802.7)
Equity attributable to Yamana Gold Inc. shareholders	$4,909.3	$4,841.3
Non-controlling interest	26.8	23.3
Total equity	$4,936.1	$4,864.6
Total liabilities and equity	$9,532.9	$9,518.1
Note 19: Contractual Commitments and Note 20: Contingencies.
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
PETER MARRONE	PATRICK MARS
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(In millions of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Other reserve	Total reserves	Retained earnings/ (deficit)	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance as at January 1, 2015	$7,347.3	$23.2	$(24.9)	$—	$(1.2)	$(2.9)	$(630.3)	$6,714.1	$18.7	$6,732.8
Net loss	—	—	—	—	—	—	(159.7)	(159.7)	—	(159.7)
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	10.6	0.2	—	10.8	—	10.8	—	10.8
Transactions with owners
Convertible debentures exercised	9.6	—	—	—	—	—	—	9.6	—	9.6
Issued on acquisition of mineral interest (Note 3)	26.7	0.2	—	—	—	0.2	—	26.9	—	26.9
Issued on vesting of restricted share units (Note 16)	8.8	(8.8)	—	—	—	(8.8)	—	—	—	—
Issued on public offering (net of issue costs) (Note 15)	227.9	—	—	—	—	—	—	227.9	—	227.9
Restricted share units (Note 16)	—	6.5	—	—	—	6.5	—	6.5	—	6.5
Share cancellation (Note 15)	(0.3)	0.3	—	—	—	0.3	—	—	—	—
Dividends	—	—	—	—	—	—	(28.4)	(28.4)	—	(28.4)
Balance as at June 30, 2015	$7,620.0	$21.4	$(14.3)	$0.2	$(1.2)	$6.1	$(818.4)	$6,807.7	$18.7	$6,826.4
Balance as at January 1, 2016	$7,625.4	$20.1	$—	$(0.4)	$(1.1)	$18.6	$(2,802.7)	$4,841.3	$23.3	$4,864.6
Net earnings	—	—	—	—	—	—	71.3	71.3	—	71.3
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	—	4.8	—	4.8	—	4.8	—	4.8
Transactions with owners
Issued on exercise of stock options	0.1	0.3	—	—	—	0.3	—	0.4	—	0.4
Issued on vesting of restricted share units (Note 16)	3.1	(3.1)	—	—	—	(3.1)	—	—	—	—
Restricted share units (Note 16)	—	1.0	—	—	—	1.0	—	1.0	3.5	4.5
Dividend reinvestment plan (Note 15)	0.3	—	—	—	—	—	—	0.3	—	0.3
Dividends	—	—	—	—	—	—	(9.8)	(9.8)	—	(9.8)
Balance as at June 30, 2016	$7,628.9	$18.3	$—	$4.4	$(1.1)	$21.6	$(2,741.2)	$4,909.3	$26.8	$4,936.1
 The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2016
(With Comparatives as at December 31, 2015 and for the Three and Six Months Ended June 30, 2015)
(Tabular amounts in millions of United States Dollars, unless otherwise noted, unaudited)

1.    BASIS OF PREPARATION AND PRESENTATION

These Condensed Consolidated Interim Financial Statements of Yamana Gold Inc. (the "Company" or "Yamana"), including comparative figures, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Condensed Consolidated Interim Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2015 prepared in accordance with IFRS as issued by the IASB. These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on July 27, 2016.

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in Notes 3 and 5 to the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2015, except as noted below. Certain comparative balances have been reclassified to conform to the presentation adopted in the current period. In particular, effective January 1, 2016, the Company changed its policy with respect to certain general and administrative expenses incurred at producing mines previously classified as general and administrative expenses, are now classified as cost of sales excluding depletion, depreciation and amortization in the Condensed Consolidated Interim Statements of Operations. Comparative balances have been retrospectively restated as applicable.

In preparing the Consolidated Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the three months ended June 30, 2016 are the same as those disclosed in Note 4 to the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2015.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2015. Pronouncements that are not applicable to the Company have been excluded from this note. The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014, effective for annual reporting periods beginning on or after January 1, 2018 with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

(c)
IFRS 16 Leases - The standard is effective for annual reporting periods beginning January 1, 2019. Early application is permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Company is assessing the impact of this Standard.

3.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS

a)	Acquisition of Mineração Riacho dos Machados Ltda (“MRDM”)

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On February 17, 2016, Brio Gold, a wholly-owned subsidiary of Yamana Gold Inc. (the “Company”), entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would ultimately acquire all right, title and interests in Mineração Riacho dos Machados Ltda (“MRDM”), a wholly-owned subsidiary of Carpathian Gold Inc. (“Carpathian”), from Macquarie Bank Limited, holder of rights and interests in loan facility extended to MRDM, and Carpathian. MRDM owns and operates the Riacho Dos Machados ("RDM") mine which is an open-pit heap-leach gold mine located in Minas Gerais State, Brazil. RDM increases the production profile of the Company’s Gold division in a mining-friendly jurisdiction expected to increase the sustainable production level, contribute to cash flow and provide mineral reserve growth and a mineral resource base with growth potential.

On April 29, 2016, the Company closed on the restructuring procedures and concurrently attained control of MRDM for approximately $53.9 million in total cash consideration, excluding acquisition related costs of $2.3 million which have been recognized as an expense and included in other expenses in the Condensed Consolidated Interim Statements of Operations for the period ended June 30, 2016.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of MRDM in accordance with the Company’s rights and obligations prescribed by the transaction, as a business combination. In accordance with the Company’s accounting policy, the Company has recognized the acquired identifiable assets and liabilities.

As of the date of these Condensed Consolidated Interim Financial Statements, the determination of fair value of assets and liabilities acquired is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of the net assets acquired, assessing and measuring the associated deferred income tax assets and liabilities on the acquisition. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary fair value below and are subject to change.

Total consideration paid by the Company was as follows:

Cash	$53.9

The following table summarizes the total fair values of assets and liabilities acquired:

Preliminary
Cash	$0.3
Net working capital acquired (i)	2.3
Property, plant and equipment (including mineral interests)	57.4
Non-current liabilities	(6.1)
Net identifiable assets	$53.9

(i)    Included in net working capital acquired is accounts receivables of $2.6 million at fair value which were collected subsequent to the period ended June 30, 2016.

MRDM's revenues and net earnings are $15.1 million and $0.4 million, respectively, for the period ended June 30, 2016 since the acquisition date. Revenues and net earnings for the Company would have been $915.7 million and $70.5 million, respectively, for the six months period ended June 30, 2016, if the acquisition had taken place on January 1, 2016.

b)	Disposition of Ernesto Pau-a-Pique

During the fourth quarter of 2014, the Company formalized its decision to divest Ernesto Pau-a-Pique which was considered a non-core asset and presented the assets and liabilities as held for sale and the operating results were presented separately from continuing operations. Following the negotiations with the prospective buyer, the sale was initially expected to close in early 2015. However, due to unforeseen delays caused by events and circumstances beyond the Company's control, the sale closed May 31, 2016. As control was transferred and the consideration was received on May 31, 2016, following receipt of all the pending approvals, the Company recorded the sale on the transfer of accounts and control on June 1, 2016. The Company recognized a gain on sale of $3.6 million based on the fair value of the consideration received.

4.    OTHER EXPENSES

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	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Change in provisions	$6.0	$(3.5)	$3.7	$13.9
Write-down of other assets	1.3	8.0	5.6	16.7
Business transaction costs	1.9	(1.8)	5.5	(1.6)
Loss/(gain) on sale of assets	0.1	(0.3)	2.2	(7.0)
Mark-to-market loss (gain) on deferred share units	7.9	(2.0)	11.4	(1.7)
Mark-to-market gain on warrants	(14.7)	(2.6)	(22.2)	(3.0)
Equity loss from associate (i)	—	6.6	—	11.0
Other expenses/losses	3.7	5.6	3.7	9.5
Other expenses	$6.2	$10.0	$9.9	$37.8

(i)
The Company has discontinued recognizing its share of losses of Alumbrera as the investment was fully written down as at December 31, 2015. Additional losses in the future will be recognized to the extent the Company has incurred legal or constructive obligations or made payments on behalf of Alumbrera at its 12.5% interest. Future equity earnings from Alumbrera will be recognized by the Company to the extent that the Company's share of those earnings exceeds its share of accumulated losses not recognized.

5.    FINANCE INCOME AND EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Interest income	$0.1	$0.5	$0.4	$1.2
Mark-to-market on convertible debt	—	4.5	—	4.7
Unrealized gain on change in time value of currency collars	5.7	1.7	5.7	1.7
Finance income	$5.8	$6.7	$6.1	$7.6

Unwinding of discounts on provisions	$(3.7)	$(4.1)	$(7.3)	$(8.5)
Interest expense on long-term debt	(19.6)	(24.2)	(39.5)	(48.3)
Unrealized gain (loss) on derivative	2.6	—	(5.2)	(2.0)
Amortization of deferred financing, bank, financing fees and other	(4.0)	(0.6)	(7.7)	(4.2)
Net foreign exchange loss	(9.7)	(22.3)	(22.5)	(0.3)
Finance expense	$(34.4)	$(51.2)	$(82.2)	$(63.3)
Net finance expense	$(28.6)	$(44.5)	$(76.1)	$(55.7)

6.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Consolidated Interim Statements of Operations:

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	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
(Loss)/earnings before income taxes	$—	$(32.1)	$13.9	$(65.8)
Canadian statutory tax rate (%)	26.5%	26.5%	26.5%	26.5%

Expected income tax expense/(recovery)	—	(8.5)	3.7	(17.4)
Impact of (lower)/higher foreign tax rates (i)	(21.1)	(6.9)	(40.5)	35.5
Impact of change in enacted tax rates (ii)	—	2.5	(8.2)	2.5
Permanent differences	(31.0)	3.0	(39.8)	(33.7)
Unused tax losses and tax offsets not recognized in deferred tax assets	0.8	6.1	8.3	9.7
Tax effects of translation in foreign operations	56.2	(2.4)	65.1	(11.2)
True-up of tax provisions in respect of prior years	(8.0)	0.6	9.3	2.4
Withholding taxes	1.8	0.9	3.8	3.3
Unrealized foreign exchange (gain)/loss	(38.8)	(19.8)	(67.7)	76.7
Mining taxes on profit	5.8	2.4	7.2	11.7
Other	1.4	(3.0)	1.3	(3.0)
Income tax (recovery)/expense	$(32.9)	$(25.1)	$(57.5)	$76.5
Income tax expense/(recovery) is represented by:
Current income tax expense/(recovery)	$22.0	$(3.1)	$21.7	$30.4
Deferred income tax (recovery)/expense	(54.9)	(22.0)	(79.2)	46.1
Net income tax (recovery)/expense	$(32.9)	$(25.1)	$(57.5)	$76.5

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

(ii)	On February 8, 2016, the Chilean government enacted changes to its tax law that reduced the withholding tax on the repatriation of dividend from 35% to 32%.

7.    EARNINGS/(LOSS) PER SHARE

Earnings/(Loss) per share are based on the weighted average number of common shares of the Company outstanding during the year. The diluted earnings/(loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Weighted average number of common shares (in thousands) - basic	947,346	938,900	947,265	926,377
Weighted average number of dilutive stock options (in thousands)	134	—	1	—
Weighted average number of dilutive Restricted Share Units (in thousands)	616	—	490	—
Weighted average number of common shares (in thousands) - diluted (i)	948,096	938,900	947,756	926,377

Basic and Diluted Earnings/(Loss) Per Share from Continuing Operations
Net earnings/(loss) from continuing operations	$32.9	$(7.0)	$71.4	$(142.3)
Earnings/(loss) per share from continuing operations - basic and diluted	$0.03	$(0.01)	$0.08	$(0.15)

Basic and Diluted Earnings/(Loss) Per Share
Net earnings/(loss)	$34.8	$(7.8)	$71.3	$(159.7)
Earnings/(loss) per share - basic and diluted	$0.04	$(0.01)	$0.08	$(0.17)

(i)
Effect of dilutive securities - the potential shares attributable to 797 stock options and 416,192 restricted share units in the three-month period, and 734 stock options and 490,626 restricted share units in the six-month periods ended June 30, 2015 were anti-dilutive.

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8.    OTHER COMPREHENSIVE INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Net change in unrealized gains on available-for-sale securities:
Change in fair value (net of tax)	$2.9	$(0.1)	$4.8	$0.2
	2.9	(0.1)	4.8	0.2
Net change in fair value of hedging instruments
Change in fair value	—	11.8	—	1.8
Reclassification of losses recorded in earnings	—	—	—	12.6
Tax impact	—	(3.1)	—	(3.8)
	—	8.7	—	10.6
Accumulated other comprehensive income attributable to equity shareholders	$2.9	$8.6	$4.8	$10.8

9.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Interest capitalized to assets under construction	$1.7	$2.0	$3.1	$2.8
Issue of common shares on acquisition of mineral interests (Note 15)	$—	$14.0	$—	$26.7
Issue of common shares on vesting of RSU (Note 15)	$2.4	$5.3	$3.1	$8.8
Issue of common shares on convertible debentures exercised	$—	$9.6	$—	$9.6

(b)    Net Change in Working Capital

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Net decrease/(increase) in:
Trade and other receivables	$0.9	$23.2	$30.5	$28.7
Inventories	19.6	(19.9)	17.7	(9.3)
Other assets	(11.1)	(11.9)	(10.5)	(21.7)
Net (decrease)/increase in:
Trade payable and other payables (i)	(6.0)	21.7	(23.4)	(60.9)
Other liabilities	2.5	(30.1)	(6.4)	(33.4)
Movement in above related to foreign exchange	(5.9)	(8.9)	(13.4)	(10.9)
Net change in working capital (ii)	$—	$(25.9)	$(5.5)	$(107.5)

(i)
Interest and other finance expenses of $12.4 million paid in the three months ended March 31, 2015 were included in change in working capital and have been reclassified to Interest and other finance expenses paid under financing activities.

(ii)	Change in working capital is net of items related to Property, Plant and Equipment.

(c)	Cash and Cash Equivalents

As at June 30,	2016	2015
Cash at bank	$83.8	$108.4
Bank short-term deposits	9.6	10.7
Total cash and cash equivalents of continuing operations (i)	$93.4	$119.1

(i)
Cash and cash equivalents consist of cash on hand, cash on deposit with banks, banks term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

10.    FAIR VALUE MEASUREMENT

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(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments in financial securities, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on market closing prices at period end, on published and observable market prices for similar instruments and on inputs derived principally from or collaborated by observable market data or other means, except for the determination of the fair value of warrants for which the Black-Scholes model was used.

There were no material differences between the carrying value and fair value of non-current financial assets and liabilities. As at June 30, 2016, the debt has a carrying value of $1.8 billion (December 31, 2015 — $1.8 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $186.7 million, $1.5 billion and $24.6 million, respectively (December 31, 2015 — $185.7 million, $1.5 billion and $42.2 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at June 30, 2016, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk. The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis:

As at June 30, 2016	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	$8.0	$—	$—	$8.0
Warrants (Note 13(a))	—	40.9	—	40.9
Derivative related assets (Note 13(a))	—	5.7	—	5.7
	$8.0	$46.6	$—	$54.6
Liabilities:
Derivative related liabilities	$—	$1.4	$—	$1.4
	$—	$1.4	$—	$1.4

As at December 31, 2015	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	$3.3	$—	$—	$3.3
Warrants (Note 13(a))	—	17.3	—	17.3
Derivative related assets (Note 13(a))	—	3.8	—	3.8
	$3.3	$21.1	$—	$24.4
Liabilities:
Derivative related liabilities	$—	$—	$—	$—
	$—	$—	$—	$—

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Valuation Techniques
Available-for-Sale Securities
The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts
Gold sales are made at market observable spot prices. Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes unrealized derivative (losses)/gains:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Non-hedge derivatives
Commodity contracts	$2.6	$(0.2)	$(5.2)	$3.1
Hedging instruments - time value
Currency contracts	$5.7	$—	$5.7	$—
Hedge ineffectiveness
Currency contracts	$—	$7.8	$—	$6.0
	$8.3	$7.6	$0.5	$9.1

The following table summarizes realized derivative (losses)/gains:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Commodity contracts	$(2.9)	$5.2	$—	$11.9
Currency contracts	—	(14.4)	—	(26.1)
	$(2.9)	$(9.2)	$—	$(14.2)

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at June 30, 2016, there are no substantial changes to the market risk described in Note 16: Financial Instruments to the Consolidated Annual Financial Statements, except for the change in managing the Company’s currency risk as discussed below.

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition.

Following a period of sustained decline in the aforementioned currencies, as at December 31, 2015, the Company temporarily halted its currency hedging program. To limit the variability in the Company’s expected operating expenses denominated in Brazilian Reais, the Company restarted its hedging program in May 2016. It has entered into zero-cost collar contracts totaling 510 million Reais with purchase of call options at an

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average strike price of 3.40 Reais per USD and sale of put options at an average strike price of 4.13 Reais per USD. The term of the cash flow hedge is from May 2016 to April 2017.

11.    INVENTORIES

As at,	June 30, 2016	December 31, 2015
Product inventories	$46.3	$52.4
Metal in circuit and gold in process	64.3	70.0
Ore stockpiles	18.9	34.1
Materials and supplies	122.5	113.5
	$252.0	$270.0

The amount of inventories recognized as an expense during the three months and six month periods ended June 30, 2016 was $283.5 million and $516.3 million, respectively (2015 - $274.5 million and $556.8 million) and is included in cost of sales excluding depletion, depreciation and amortization. For the three months and six months ended June 30, 2016, charges of $2.9 million and $2.2 million, respectively, were recorded to adjust inventory to net realizable value (2015 - $1.0 million and 1.1 million), which are included in cost of sales excluding depletion, depreciation and amortization.

12.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2015	$5,068.0	$6,814.9	$2,709.7	$14,592.6
Additions	70.9	274.9	33.0	378.8
Reclassification, transfers and other non-cash movements (iii)	384.0	(531.9)	171.2	23.3
Change in decommissioning, restoration & similar liabilities	(0.5)	(0.6)	—	(1.1)
Disposals	0.1	(10.6)	(111.7)	(122.2)
Cost, December 31, 2015	$5,522.5	$6,546.7	$2,802.2	$14,871.4
Additions	122.9	131.1	12.0	266.0
Reclassification, transfers and other non-cash movements (iii)	69.0	(85.7)	20.3	3.6
Change in decommissioning, restoration & similar liabilities	9.1	10.5	—	19.6
Disposals	(7.2)	(0.4)	(17.8)	(25.4)
Cost, June 30, 2016	$5,716.3	$6,602.2	$2,816.7	$15,135.2
Accumulated depreciation, January 1, 2015	$1,692.2	$968.8	$1,004.0	$3,665.0
Depreciation for the period	310.6	7.4	209.1	527.1
Impairment	1,207.0	1,339.2	—	2,546.2
Reclassification, transfers and other non-cash movements	1.5	(36.7)	35.2	—
Disposal	—	(2.9)	(72.7)	(75.6)
Accumulated depreciation, December 31, 2015	$3,211.3	$2,275.8	$1,175.6	$6,662.70
Depreciation for the period	124.2	—	91.2	215.4
Disposal	(5.7)	—	(17.6)	(23.3)
Accumulated depreciation, June 30, 2016	$3,329.8	$2,275.8	$1,249.2	$6,854.8
Carrying value, December 31, 2015	$2,311.2	$4,270.9	$1,626.6	$8,208.7
Carrying value, June 30, 2016	$2,386.5	$4,326.4	$1,567.5	$8,280.4

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(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at,	June 30, 2016	December 31, 2015
Balance, beginning of period	$238.3	$252.3
Additions	57.6	48.5
Amortization	(9.1)	(19.2)
Impairment	—	(43.3)
Balance, end of period	$286.8	$238.3

(ii)
Mining property costs not subject to depletion include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mining property costs not subject to depletion are composed of the following:

As at,	June 30, 2016	December 31, 2015
Projects with mineral reserves	$2,093.1	$2,103.6
Exploration potential	2,180.5	2,137.1
Mines under construction	52.8	30.2
Total	$4,326.4	$4,270.9

(iii)
Reclassification, transfers and other non-cash movements includes $2.1 million (2015 - $23.3 million) in stockpile inventory which is not expected to be processed within one year for a cumulative balance of $32.5 million.

13.    SELECTED COMPOSITION NOTES

a)	Other Financial Assets

As at,	June 30, 2016	December 31, 2015
Income tax recoverable and installments	$35.5	$34.8
Tax credits recoverable (i)	60.8	64.6
Derivative related asset	5.7	3.8
Restricted cash	1.1	1.0
Investments in financial securities (ii)	48.9	20.6
Other	12.4	4.8
	$164.4	$129.6
Current	101.9	102.3
Non-current	62.5	27.3
	$164.4	$129.6

(i)	Tax credits recoverable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.

(ii)
The Company has investments in financial securities which includes warrants related to the Sandstorm metal sales agreement (refer to (b) Other Provisions and Liabilities below) recorded at their fair value of $40.9 million (2015 - $17.3 million). Warrants are fair valued at the end of each period with the gain or loss recorded in the Condensed Consolidated Interim Statements of Operations. Investments in financial securities also includes available-for-sale (“AFS”) securities with a cost of $17.2 million (2015 - $16.7 million) and a fair value of $8.0 million (2015 - $3.3 million). AFS are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

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b)	Other Provisions and Liabilities

As at,	June 30, 2016	December 31, 2015
Provision for repatriation taxes payable (i)	$49.8	$70.3
Provision for taxes	25.5	15.3
Deferred revenue on metal agreements - Altius (ii)	61.1	—
Deferred revenue on metal agreements - Sandstorm (iii)	168.5	170.4
Other provisions and liabilities (iv)	121.2	110.8
	$426.1	$366.8
Current	25.5	18.1
Non-current	400.6	348.7
	$426.1	$366.8

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $49.8 million (December 31, 2015 - $70.3 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
On March 31, 2016, the Company entered into a copper purchase agreements with Altius Minerals Corporation (“Altius”) (the “Copper Purchase Agreement”), pursuant to which Altius paid the Company total advanced payments of $60 million in cash consideration plus 400,000 Altius warrants valued at $1.1 million. The Copper Purchase Agreement provides Altius with the right to receive deliveries of copper referenced to production from the Company’s Chapada mine in Brazil.  The advanced payments have been accounted as deferred revenue.  The Company records a portion of the deferred revenue as sales, when substantial risks and rewards of the metals have been transferred to Altius. In the second quarter ended June 30, 2016, the Company received $52 million in cash advanced payment related to the Altius copper purchase agreement.

(iii)
Deferred revenue on metal agreements include the proceeds received from three metal agreements signed with Sandstorm Gold Ltd. (“Sandstorm”) on October 27th, 2015. Sandstorm paid the Company total cash of $152 million and issued the Company 15 million common share purchase warrants (valued at $18.4 million) with a five year term and strike price of $3.50. The metal purchase agreements include a silver purchase contract referenced to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction referenced to production from Chapada, and a gold purchase transaction referenced to production from Agua Rica. Refer to details of the terms of the agreement disclosed in note 26 Other Provisions and Liabilities to the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2015. Movement of deferred revenue of $2.2 million in the year to date is related to the amortization of deferred revenue on metal delivery. In the second quarter ended June 30, 2016, the Company received $4 million in cash advanced payment related to the Sandstorm metal purchase agreement.

(iv)
Other provisions and liabilities include provisions relating to legal proceedings, silicosis and other. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine.  On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim.  The plaintiff appealed this judgment to the National Commercial Appeals Court.  On May 22, 2013, the appellate court overturned the first-instance decision.  The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%.  The matter was remanded to the first-instance court to determine the value.  Northern Orion appealed this decision through to the Supreme Court of Argentina, but on October 28, 2014, the Supreme Court denied Northern Orion’s motion for leave to appeal and accordingly the determination of the National Commercial Appeals Court regarding the plaintiff’s entitlement to damages stands. The court appointed valuator subsequently delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. The Company succeeded in having the assessment order annulled on November 13, 2015, the National Commercial Court of Appeals rejected the plaintiff’s appeal against the annulment of the award. As no further action before the expiration of the term for any possible appeal on December 18, 2015, the annulment of the $244 million award made by the valuator is definitive. A new court appointed valuator has now be assigned to determine the assessment. The quantum of liability in this case is uncertain, but the Company will continue to vigorously defend its position. Additionally, other provisions and liabilities includes provisions to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to the above noted items. The actual amount and timing of any expected payments on provisions are uncertain as their determination is outside the control of the Company’s management.

14.    LONG-TERM DEBT

As at,	June 30, 2016	December 31, 2015
$500 million senior debt notes, issued on June 25, 2014	$495.3	$495.0
$300 million senior debt notes, issued on June 10, 2013	298.5	298.4
$500 million senior debt notes, issued on March 23, 2012	497.9	497.7
$270 million senior debt notes, issued on December 18, 2009	254.7	254.7
$1 billion revolving facility (ii)	186.7	185.7
Long-term debt from 50% interest of Canadian Malartic	24.6	42.2
Total debt	$1,757.7	$1,773.7
Less: current portion of long-term debt	$(95.3)	$(97.0)
Long-term debt (i)	$1,662.4	$1,676.7

(i) Balances are net of transaction costs of $12.1 million, net of amortization (December 31, 2015 - $13.7 million).

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(ii) During the six months ended June 30, 2016, the Company repaid $170.0 million and drew $170.0 million on its revolving facility. The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2019.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2016	$77.9
2017	16.7
2018	111.5
2019	183.6
2020	275.0
2021	—
2022	200.0
2023	265.0
2024	640.0
$1,769.7

15.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at June 30, 2016 (2015: nil).

For the six months ended June 30,	2016		2015
	Number of		Number of
Issued and outstanding - 947,550,841 common shares	common shares	Amount	common shares	Amount
(December 31, 2015 - 947,038,778 common shares):	(in thousands)	(in millions)	(in thousands)	(in millions)
Balance, as at January 1,	947,039	$7,625.4	878,053	$7,347.3
Public offering (net of issue costs)	—	—	56,465	227.9
Issued on acquisition of mineral interests	—	—	7,916	26.7
Convertible debentures exercised	—	—	3,177	9.6
Exercise of options and share appreciation rights	31	0.1	—	—
Issued on vesting of restricted share units	358	3.1	777	8.8
Dividend reinvestment plan (i)	123	0.3	—	—
Share cancellation	—	—	(40)	(0.3)
Balance, end of period	947,551	$7,628.9	946,348	$7,620.0

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at June 30, 2016, shareholders holding a total of 9,634,090 shares have subscribed to the plan.

(b) Dividends Paid and Declared

	For the three months ended June 30,		For the six months ended June 30,
For the three months ended June 30,	2016	2015	2016	2015
Dividends paid	$4.7	$13.1	$18.5	$27.2
Dividends declared in respect of the period	$4.8	$14.1	$9.8	$28.4
Dividend paid (per share)	$0.005	$0.015	$0.020	$0.030
Dividend declared in respect of the period (per share)	$0.005	$0.015	$0.010	$0.030

16.    SHARE-BASED PAYMENTS

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The total expense relating to share-based payments includes accrued compensation expense related to plans granted and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Accrued expense on equity-settled compensation plans	$0.6	$2.3	$1.5	$6.5
Accrued expense on cash-settled compensation plans	1.4	—	1.2	(1.4)
Total for instruments granted	$2.0	$2.3	$2.7	$5.1
Compensation expense for Brio Gold	1.7	—	3.5	—
Mark-to-market loss (recovery) on cash-settled plans	7.9	(2.0)	11.5	(2.4)
Total expense recognized as compensation expense	$11.6	$0.3	$17.7	$2.7

As at,	June 30, 2016	December 31, 2015
Total carrying amount of liabilities for cash-settled arrangements	$24.6	$12.3

The following table summarizes the equity instruments outstanding related to share-based payments as at:

As at (In thousands)	June 30, 2016	December 31, 2015
Options (i)	2,268	2,961
Restricted Share Units ("RSU") (ii)	903	994
Deferred Share Units ("DSU") (iii)	3,695	3,520
Performance Share Units ("PSU") (iv)	1,860	1,047

(i)	During the three months ended June 30, 2016, 105,346 options were canceled.

(ii)	During the three months ended June 30, 2016, the Company granted 355 RSUs with a weighted average grant date fair value of C$4.88 per RSU.

(iii)	During the three months ended June 30, 2016, the Company granted 57,230 DSUs and recorded an expense of $0.3 million.

(iv)	During the three months ended June 30, 2016, the Company granted 2,461 PSU at a grant price of C$4.90.

17.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 15: Share Capital and Note 14: Long-term Debt for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at June 30, 2016, the Company has met all of the externally imposed financial covenants.

18.    OPERATING SEGMENTS

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Effective January 1, 2016, the Company’s determination of its reportable operating segments was revised to reflect the revisions to its portfolio approach on its assets as, at this point in time, no producing or development stage assets are considered to be non-core. The Company has eight core reportable operating segments which include the following mines: the Chapada mine in Brazil, El Peñón mine in Chile, Canadian Malartic mine in Canada (50% interest), Gualcamayo mine in Argentina, Mercedes mine in Mexico, Minera Florida in Chile, Jacobina in Brazil and Brio Gold Inc. with assets in Brazil. The Company aggregates and discloses the financial results of non-reportable operating segments which include, but are not limited to: investments in associate and corporate entities as these operating segments do not meet the quantitative thresholds to qualify as reportable operating segments. The Company’s chief operating decision makers perform planning, review operation results, assess performance and make resource allocation decisions for each of these segments at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs.  General and administrative, exploration and evaluation, finance income and costs, impairment charges and reversals, and investment write-down are managed on a consolidated basis and are therefore not reflected in segment income. Comparative information of prior periods has been restated to conform to the current reportable segment format and definition.

(a)	Information about Assets and Liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at June 30, 2016	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other (ii)	Total
Property, plant and equipment	$625.7	$1,158.1	$1,411.5	$511.1	$172.8	$243.3	$723.0	$491.4	$2,943.5	$8,280.4
Goodwill and intangibles	$—	$7.7	$427.7	$1.5	$—	$—	$—	$—	$50.0	$486.9
Non-current assets	$645.1	$1,170.1	$1,849.7	$512.2	$172.8	$242.8	$736.3	$532.8	$3,100.6	$8,962.4
Total assets (i)	$730.5	$1,235.5	$1,899.5	$634.1	$226.3	$273.4	$768.0	$579.5	$3,186.1	$9,532.9
Total liabilities (i)	$191.4	$318.2	$443.2	$162.4	$33.9	$96.3	$177.0	$130.4	$3,044.0	$4,596.8

As at December 31, 2015	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other (ii)	Total
Property, plant and equipment	$587.7	$1,095.6	$1,439.4	$526.9	$172.1	$246.8	$696.7	$428.1	$3,015.4	$8,208.7
Goodwill and intangibles	$—	$8.5	$427.7	$1.5	$—	$—	$—	$—	$51.8	$489.5
Non-current assets	$596.8	$1,133.9	$1,872.2	$528.4	$172.1	$248.3	$712.8	$464.7	$3,139.9	$8,869.1
Total assets (i)	$697.2	$1,208.5	$1,930.7	$659.6	$222.3	$277.6	$740.6	$503.5	$3,278.1	$9,518.1
Total liabilities (i)	$239.1	$322.1	$461.6	$173.4	$33.6	$96.4	$184.4	$111.9	$3,031.0	$4,653.5

(i)	Total assets and total liabilities of "Corporate and other" include assets and liabilities held for sale.

(ii)	"Corporate and other" includes Agua Rica ($1.1 billion) as well as other advanced stage development, exploration properties and investments in associate and corporate entities.

(b)	Information about Profit and Loss

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For the three months ended June 30, 2016	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other (iii)	Total
Revenues (ii)	$66.2	$91.7	$96.0	$50.7	$28.5	$30.9	$36.3	$66.2	$—	$466.5
Cost of sales excluding depletion, depreciation and amortization	(54.7)	(48.2)	(46.8)	(36.5)	(16.8)	(19.5)	(23.2)	(37.8)	—	(283.5)
Gross margin excluding depletion, depreciation and amortization	11.5	43.5	49.2	14.2	11.7	11.4	13.1	28.4	—	183.0
Depletion, depreciation and amortization	(13.5)	(24.7)	(31.9)	(10.3)	(2.3)	(8.9)	(10.1)	(15.7)	(1.9)	(119.3)
Segment income/(loss)	$(2.0)	$18.8	$17.3	$3.9	$9.4	$2.5	$3.0	$12.7	$(1.9)	$63.7
Other expenses (i)										$(63.7)
Earnings before taxes										$—
Income tax recovery										32.9
Net earnings from continuing operations										$32.9
Net earnings from discontinued operation										$1.9
Net earnings										$34.8

For the three months ended June 30, 2015	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other (iii)	Total
Revenues (ii)	$107.9	$98.9	$86.3	$40.5	$23.3	$34.3	$25.8	$38.0	$—	$455.0
Cost of sales excluding depletion, depreciation and amortization	(54.3)	(54.7)	(43.7)	(31.1)	(20.1)	(22.3)	(21.7)	(26.6)	—	(274.5)
Gross margin excluding depletion, depreciation and amortization	53.6	44.2	42.6	9.4	3.2	12.0	4.1	11.4	—	180.5
Depletion, depreciation and amortization	(10.4)	(40.8)	(27.6)	(3.3)	(10.7)	(15.5)	(6.4)	(6.5)	(3.1)	(124.3)
Segment income/(loss)	$43.2	$3.4	$15.0	$6.1	$(7.5)	$(3.5)	$(2.3)	$4.9	$(3.1)	$56.2
Other expenses (i)										$(88.3)
Loss before taxes										$(32.1)
Income tax recovery										25.1
Loss from continuing operations										$(7.0)
Loss from discontinued operations										$(0.8)
Net Loss										$(7.8)

(i)
Other expenses are comprised of general and administrative expense of $23.6 million (2015 -$29.8 million), exploration and evaluation expense of $5.3 million (2015 - $4.0 million), net finance expense of $28.6 million (2015 - $44.5 million) and other expense of $6.2 million (2015 - $10.0 million).

(ii)	Gross revenues are derived from sales of gold of $395.8 million (2015 - $349.1 million), silver of $30.0 million (2015 - $38.0 million) and copper of $$55.1 million (2015 - $86.7 million).

(iii)	"Corporate and other" includes Agua Rica as well as other advanced stage development, exploration properties and investments in associate and corporate entities.

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For the six months ended June 30, 2016	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other (iii)	Total
Revenues (ii)	$132.4	$185.7	$175.7	$94.5	$57.9	$62.9	$72.6	$115.1	$—	$896.8
Cost of sales excluding depletion, depreciation and amortization	(96.4)	(95.0)	(85.5)	(67.4)	(32.6)	(38.3)	(40.3)	(60.8)	—	(516.3)
Gross margin excluding depletion, depreciation and amortization	36.0	90.7	90.2	27.1	25.3	24.6	32.3	54.3	—	380.5
Depletion, depreciation and amortization	(22.9)	(50.0)	(59.2)	(19.3)	(4.9)	(19.2)	(19.4)	(26.7)	(5.2)	(226.8)
Segment income/(loss)	$13.1	$40.7	$31.0	$7.8	$20.4	$5.4	$12.9	$27.6	$(5.2)	$153.7
Other expenses (i)										$(139.8)
Earnings before taxes										$13.9
Income tax recovery										57.5
Net earnings from continuing operations										$71.4
Net earnings from discontinued operation										$(0.1)
Net earnings										$71.3

For the six months ended June 30, 2015	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other (iii)	Total
Revenues (ii)	$195.5	$207.2	$162.2	$93.5	$56.0	$70.3	$49.3	$79.0	$—	$913.0
Cost of sales excluding depletion, depreciation and amortization	(114.3)	(107.3)	(83.5)	(68.9)	(42.2)	(44.3)	(41.3)	(54.9)	(0.1)	(556.8)
Gross margin excluding depletion, depreciation and amortization	81.2	99.9	78.7	24.6	13.8	26.0	8.0	24.1	(0.1)	356.2
Depletion, depreciation and amortization	(21.9)	(70.6)	(52.6)	(23.7)	(20.0)	(31.4)	(15.1)	(20.4)	(6.5)	(262.2)
Segment income/(loss)	$59.3	$29.3	$26.1	$0.9	$(6.2)	$(5.4)	$(7.1)	$3.7	$(6.6)	$94.0
Other expenses (i)										$(159.8)
Loss before taxes										$(65.8)
Income tax expense										(76.5)
Loss from continuing operations										$(142.3)
Loss from discontinued operations										$(17.4)
Net Loss										$(159.7)

(i)
Other expenses are comprised of general and administrative expense of $45.4 million(2015 -$56.9 million), exploration and evaluation expense of $8.4 million (2015 - $9.4 million), net finance expense of $76.1 million (2015 - $55.7 million) and other expense of $9.9 million (2015 - $37.8 million).

(ii)	Gross revenues are derived from sales of gold of $752.2 million (2015 - $709.4 million), silver of $58.1 million (2015 - $78.8 million) and copper of 103.4 million (2015 - $169.0 million).

(iii)	"Corporate and other" includes Agua Rica as well as other advanced stage development, exploration properties and investments in associate and corporate entities.

Capital expenditures	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Mercedes	Minera Florida	Jacobina	Brio Gold Inc.	Corporate and other	Total
For the three months ended June 30, 2016	$20.0	$22.8	$18.9	$5.9	$4.4	$7.4	$10.1	$15.1	$17.0	$121.6
For the three months ended June 30, 2015	$15.3	$22.8	$13.1	$4.7	$7.7	$13.5	$8.4	$10.2	$6.0	$101.7
For the six months ended June 30, 2016	$35.9	$40.4	$30.3	$8.1	$8.3	$13.1	$17.2	$23.6	$31.6	$208.5
For the six months ended June 30, 2015	$27.0	$40.8	$23.9	$7.5	$12.1	$24.1	$12.6	$13.9	$15.6	$177.5

19.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

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As at,	June 30, 2016	December 31, 2015
Within 1 year	$392.5	$361.2
Between 1 to 3 years	257.4	240.6
Between 3 to 5 years	43.2	47.3
After 5 years	4.1	0.2
	$697.2	$649.3

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at,	June 30, 2016	December 31, 2015
Within 1 year	$2.0	$4.3
Between 1 to 3 years	2.5	4.5
Between 3 to 5 years	—	0.1
After 5 years	—	—
	$4.5	$8.9

20.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2010. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

21.    EVENTS AFTER THE REPORTING PERIOD

On July 28, 2016, the Company entered into a definitive Share Purchase Agreement to sell 100% of its interest in the Mercedes mine in Sonora, Mexico to Premier Gold Mines Limited ("Premier Gold"). The sale proceeds for the transaction will consist of:

•	$122.5 million in cash;

•	6 million Premier Gold commons shares;

•	3 million Premier Gold warrants, with a strike price of CDN$4.75 and a 24-month expiry; and

•	1% net smelter return royalty effective at the earlier of production of 450,000 gold equivalent ounces or 6 years.
The transaction, which is subject to customary regulatory and anti-trust approvals and other customary closing conditions, is expected to close by September 30, 2016. The Company has not yet finalized the calculation of the consideration received.

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